599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

April 8, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1

Filed February 14, 2022

File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated March 14, 2022 (the “Comment Letter”) with respect to Amendment No. 5 to the Registration Statement on Form S-1 filed by the Company on February 14, 2022.

This letter is being submitted together with the Company’s filing of Amendment No. 6 to the Registration Statement on Form S-1 (the “Amendment No. 6”), which reflects revisions and updates, among other things, to address the Staff’s comments. Amendment No. 6 also includes changes that were proposed in the Company’s letter dated as of February 14, 2022 responding to comments of the Staff in the letter dated February 10, 2022 with respect to Amendment No. 5.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 6.

Amendment No. 6 to the Registration Statement on Form S-1, filed April 8, 2022

General

1. Please update your disclosure throughout the filing as some information is inconsistent, has become outdated, requires additional clarification, or needs to be updated to reflect the passage of time. These examples include:

●	Cautionary Statements Regarding Forward-Looking Statements on page vi contains the following disclosure, “These forward-looking statements include, but are not limited to, statements regarding our industry and market sizes, future opportunities for us, our estimated future results and the Business Combination, including the implied enterprise value.” Please clearly disclose what estimated future results or implied enterprise value the company is referencing. Also, the bullet point list in this section refers to the failure to realize anticipated pro forma results and underlying assumptions; however, such information is not provided in the filing.

Response: In response to the Staff’s comment, the Company has removed the references to estimated future results, implied enterprise value and anticipated pro forma results on page vi.

●	Disclosure on page 3 refers to expanding the company’s presence and product promotion to Europe and the U.S. in the past tense, while other parts of the filing discloses that such expansion is ongoing. Please update your disclosure throughout the filing for this inconsistency.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 7, 76, 81, 93, and 94 to clarify that expansion in Europe and the U.S. has begun and is ongoing.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

●	Manufacturing Capacity disclosure on page 12 states, “We expect to complete the construction of a module and pack manufacturing facility near Berlin, Germany in the fourth quarter of 2021.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 12, 82, 86 and 100 to state that construction of the Berlin facility was completed in 2021.

●	Please update the penultimate summary risk factor, and disclosure throughout the filing, which talks about “future resales of common stock” as this filing is the prospectus facilitating those sales.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 65-66 to clarify that resales of the Company’s common stock pursuant to this prospectus, in addition to shares issued upon exercise of warrants and shares registered under the Form S-8 for the Microvast Holdings, Inc. 2021 Equity Incentive Plan, could cause the market price of the Company’s common stock to drop significantly.

●	The risk factor on page 48 entitled “Our management has limited experience in operating a public company” discloses that you “may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the U.S” in light of the Form 12b-25 filed for the quarter ended June 30, 2021 and the Item 4.02 Form 8-K filed December 10, 2021. Please update your disclosure in this regard.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 50-51 and 103 to include disclosure of the Form 12b-25 and the Item 4.02 Form 8-K.

●	The risk factor on page 49 entitled “We have expanded our presence in markets other than our main manufacturing site in PRC and may continue to do so…” (emphasis added). However, as noted above, other disclosure states that you are currently still expanding your presence.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 52-53 to clarify that we have expanded and intend to continue to do so.

●	In the risk factor on page 61 entitled “We may have difficulties transferring and communicating technology globally, especially if communications and visa processes between the PRC and other countries worsen” you should describe whether the difficulties transferring and communicating technology globally has affected your geographic diversification strategy.

Response: In response to the Staff’s comment, the Company has expanded this risk factor disclosure on page 64.

●	On page 90 in the section entitled “Manufacturing Capacity,” you disclose that you expect to use some of the proceeds from the business combination to expand your manufacturing facilities to increase your manufacturing output to address your backlog and to capture growing market opportunities. You should update your disclosure to state whether you did what the disclosure states given that it has been about 6 months since the business combination.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 94.

●	In the section entitled “Liquidity and Capital Resources” on page 100, you state that your consolidated net cash position as of September 30, 2021 included cash, cash equivalents and restricted cash of $80.7 million held by the PRC subsidiaries that is not available to fund domestic operations unless funds are repatriated. Please clarify whether this takes into account Europe and if so whether the same withholding tax applies. Given your German operations and expansion plans, please include additional updated and relevant information.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 99 to cover its German and UK subsidiaries.

●	In the same section, you state that the net proceeds from the merger include $708.4 million cash to be retained for purposes of working capital, business expansion and capital expenditure. Please update your disclosure as needed and provide your capital expenditure forecast.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 99.

●	Regarding the reference to “exited noncontrolling interests” in the section entitled “Cash Flows from Financing Activities” on page 101, please clarify whether you are referring to redemptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101.

●	In the “Contractual Obligations and Commitments” section on page 103, you refer to capacity expansion in three countries but refer to “both projects” in the subsequent sentence when disclosing timing for completion of the projections. Please update to discuss the current number projects.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100.

●	In the same section, you disclose that the total cost of these projects is approximately $420 million which you plan to finance primarily through the proceeds from the business combination. Please update your disclosure to state whether you will have enough funds to complete the projects given their cost and the other cash required to pay for the contractual obligations and commitments listed in the table on page 103. As of September 30, 2021 it appears that you had $572 million in proceeds from the business combination left. Please clarify whether this would be sufficient to cover all disclosed and estimated costs.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 100.

2. Please revise your prospectus to disclose the price that each selling security holder paid for the common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling shareholders acquired their shares and warrants, and the price that the public shareholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may experience a negative rate of return on the shares they purchased at the SPAC IPO price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page and pages 12-13 and 66.

Prospectus Cover Page, page i

3. Please disclose the price that each selling security holder paid for the common stock and private warrants being registered for resale.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page.

4. With respect to the registration of the resale of 837,000 private warrants owned by the Sponsor, please disclose the exercise price of the warrants compared to the market price of the underlying common stock. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page, and pages 13, 19, 65, 66, 71 and 99.

5. We note that the company is registering the sale of 837,000 private warrants owned by the Sponsor. Please disclose the price that the Sponsor initially paid for the warrants in the private placement. Please also disclose the potential profit the Sponsor will earn based on the current trading price of the warrants.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page and pages 12 and 66.

6. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact that sales of shares in this registration statement could have on the public trading price of the common stock.

Response: The redemptions in connection with the Company’s business combination were under 1%. However, to respond to the Staff’s comment regarding the price differences and the negative impact resales could have on the public trading price of the common stock, the Company has provided additional disclosure on the prospectus cover page and page 66.

Prospectus Summary, page 1

7. Please revise to correct inconsistencies in the disclosure in the Prospectus Summary section and throughout your filing that implies that dividends or cash transfers were made by subsidiaries, including the China subsidiary, and disclosure that states that no dividends or cash transfers were made by subsidiaries. For example, disclosure on page 13 in the Prospectus Summary states, “All revenue from our operations and funding of the capital expenditures we make in for our business are generated by or made through subsidiaries, including subsidiaries based in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiary to us for a portion of our capital expenditures, cash needs to service any debt we may incur and to pay our operating expenses.” However, subsequent disclosure states, “To date, no subsidiary has made any payments or transferred any cash or other assets to the Company.”

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 15, 27 and 53.

8. We note your disclosure that no approvals are required for your or your subsidiaries’ operations. We also note your disclosure that the issuance of your securities to foreign investors is not currently subject to the approval of the China Securities Regulatory Commission or any other governmental agency of the PRC. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 14-16 and has filed a new Exhibit 23.3.

9. In the prospectus summary, you state that each of your subsidiaries with operations in the PRC is required to obtain a business license from the Administration for Market Regulation of PRC or its competent local counterparts for their operations. You should disclose whether your subsidiaries have obtained the required licenses.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 15-16.

10. Please revise the prospectus summary to disclose the composition of your board of directors after consummation of the Business Combination in relation to the members associated with each of the pre-Business Combination entities. In addition, please disclose the locations of the board members and CEO.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 12 and 112-114 .

11. Please provide summary risk factor disclosure about the impediments of moving cash out of China and how it may hamper any growth and diversification that you are pursuing and the costs associated therewith, including increased manufacturing costs. Please also update the more detailed risk factor on page 50 accordingly.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages 17 and 53.

Summary Risk Factors, page 14

12. Please add sub-headings to the Summary Risk Factors section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17-18.

Risk Factors, page 19

13. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registrations statement could have on the public trading price of your common stock. To illustrate this risk, disclose the average purchase price of the shares being registered for resale, the percentage that these shares currently represent of the total number of shares outstanding and that even though the current trading price is below the SPAC IPO price, the Sponsor, private placement investors, PIPE investors, and other selling shareholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors, as applicable.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 65-66 titled “Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well” and added a new risk factor on page 66 titled “Our Sponsor is likely to make a substantial profit even if the trading price of our common stock materially declines due to the nominal purchase price the Sponsor paid for the Founder Shares.” Given the inability to calculate the purchase price for the Merger Closing Shares and the Bridge Notes Conversion Shares, the Company has not included an average purchase price of the shares being registered for resale. However, the Company believes the new disclosures adequately highlight the conflicts of interests between the selling shareholders and public investors.

14. The risk factor titled “We have expanded our presence in markets other than our main manufacturing site in PRC…” on page 49 lists some of the challenges of diversification, such as requiring significant resources and management costs. Please clarify whether this includes higher production costs. In addition, these challenges should be quantified and explained in light of the current plan.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52.

Use of Proceeds, page 67

15. Please revise your disclosure here and other relevant disclosure to qualify that the amount of proceeds you may receive is dependent on the stock price. Disclose the exercise price of the warrants and the current stock price. In that regard, we note that the warrants offered by the shareholders have an exercise price of $11.50 per share. However, we also note that the stock price has not traded above $11.50 since September 10, 2021 and only did so for two days. Given the foregoing, the disclosure should make clear that the company may not obtain proceeds from exercise of the warrants.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 71.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89

16. On page 89 in the section entitled “Technology and Product Innovation,” you state that you intend to “continue to invest in R&D in order to continually develop and introduce innovative products.” Please disclose whether you will continue to do so in the PRC or whether you will do so elsewhere given the limits on moving technology in and out of the PRC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94.

Liquidity and Capital Resources, page 100

17. We note that the projected revenues for 2021 were $230 million, as set forth in the unaudited prospective financial information Microvast’s management prepared and provided to the Microvast Board, Microvast’s financial advisors and Tuscan in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2021 was approximately $85 million. It appears that you will miss your 2021 revenue projection. Please update your disclosure here and elsewhere to address this and provide updated information about the company’s financial position and further risks to the business operations and liquidity.

Response: The Company’s first fiscal quarter has historically been its lowest seasonal quarter and its third and fourth quarters have historically been its highest seasonal quarters for revenue performance. The Company’s revenue performance in the first quarter of 2021 more than doubled (from $7.0 million in 2020 to $14.9 million in 2021), or 113% growth over prior quarter. The Company’s second quarter revenue performance continued to show significant growth from $21.7 million in 2020 to $33.4 million in 2021; however, the pace of growth had slowed to 54% growth over prior quarter. In addition, the Company began receiving feedback from certain of its customers that the ongoing pandemic and emergence of new coronavirus variants combined with global supply chain disruptions, and semiconductors in particular, would likely cause certain projects in the Company’s pipeline to be delayed by approximately twelve to eighteen months. Therefore, the Company initiated an internal mid-year budget review in the summer of 2021, which was completed in August 2021. As a result of the mid-year budget review, the Company concluded that it would not likely achieve its initial revenue projections of $230 million, primarily as a result of such project delays. Therefore, on August 16, 2021, the Company published its financial results for the second quarter ended June 30, 2021 and also simultaneously updated its revenue guidance range. In a Current Report on Form 8-K filed on August 16, 2021, the Company updated its revenue guidance range for the year ending December 31, 2021 to $145 million - $155 million, and the Company reaffirmed such guidance in a Current Report on Form 8-K filed on November 15, 2021. In a Current Report on Form 8-K filed on February 4, 2022, the Company confirmed its revenue performance for the year ended December 31, 2021 would be within the previously announced guidance of $145 million - $155 million, and on March 29, 2022, the Company reported revenue of $152 million in its Annual Report on Form 10-K. Given these facts, the Company has not made any changes in response to this Comment, other than to generally update the financial disclosures throughout Amendment No. 6 for the year ended December 31, 2021.

Internal Control Over Financial Reporting, page 106

18. Please disclose in this section that you did not file your June 30, 2021 Form 10-Q on time and that you filed a Form 8-K for non-reliance on certain prior financial information.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP